Exhibit 3.1

CERTIFICATE OF CORRECTION

TO THE

CERTIFICATE OF DESIGNATION

OF

SERIES B PREFERRED STOCK

OF

ENSYSCE BIOSCIENCES, INC.

Ensysce Biosciences, Inc. (the “Company”), a corporation organized and existing under and by virtue of the Delaware General Corporation Law (“DGCL”), does hereby certify that:

FIRST: The Certificate of Designation of Series B Preferred Stock of the Company was filed with the Delaware Secretary of State on November 14, 2025 (the “CofD”) and said CofD requires correction as permitted by Section 103 of the DGCL.

SECOND: The inaccuracy or defect of the CofD is that Section 4(d)(ii) contains a scrivener’s error that added an extraneous sentence at the end of the section addressing principal market regulation and other incorrect language earlier in that section.

THIRD: the text of Section 4(d)(ii) of the CofD is amended and restated in its entirety to read as follows:

(ii) Principal Market Regulation. The Company shall not issue any shares of Common Stock upon conversion of any Preferred Shares or otherwise pursuant to the terms of this Certificate of Designation if the issuance of such shares of Common Stock would exceed the aggregate number of shares of Common Stock which the Company may issue upon conversion of the Preferred Shares without breaching the Company’s obligations under the listing rules and regulations of the Principal Market (the maximum number of shares of Common Stock which may be issued without violating such rules and regulations, including rules related to the aggregate of offerings under NASDAQ Listing Rule 5635(d), the “Exchange Cap”), except that such limitation shall not apply in the event that the Company (A) obtains the approval of its stockholders as required by the applicable rules and regulations of the Principal Market for issuances of shares of Common Stock in excess of such amount or (B) obtains a written opinion from outside counsel to the Company that such approval is not required, which opinion shall be reasonably satisfactory to the Holder. Until such approval or such written opinion is obtained, no Holder shall be issued in the aggregate, upon conversion of any Preferred Shares, shares of Common Stock in an amount greater than the product of (i) the Exchange Cap as of the Initial Issuance Date multiplied by (ii) the quotient of (1) the aggregate number of Preferred Shares issued to such Holder on the Initial Issuance Date divided by (2) the aggregate number of Preferred Shares issued to the Holders on the Initial Issuance Date (with respect to each Holder, the “Exchange Cap Allocation”). In the event that any Holder shall sell or otherwise transfer any of such Holder’s Preferred Shares, the transferee shall be allocated a pro rata portion of such Holder’s Exchange Cap Allocation with respect to such portion of such Preferred Shares so transferred, and the restrictions of the prior sentence shall apply to such transferee with respect to the portion of the Exchange Cap Allocation so allocated to such transferee. Upon conversion in full of a Holder’s Preferred Shares, the difference (if any) between such Holder’s Exchange Cap Allocation and the number of shares of Common Stock actually issued to such Holder upon such Holder’s conversion in full of such Preferred Shares shall be allocated to the respective Exchange Cap Allocations of the remaining Holders of Preferred Shares on a pro rata basis in proportion to the shares of Common Stock underlying the Preferred Shares then held by each such Holder of Preferred Shares.

IN WITNESS WHEREOF, the Company has caused this Certificate of Correction to be executed as of March 12, 2026.

By:	/s/ Dr. Lynn Kirkpatrick
Name:	Dr. Lynn Kirkpatrick
Title:	Chief Executive Officer